SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

RECEIVED
2006 DEC 12

5 December 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

06019182

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Assistant Company Secretary

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Encl.

T:\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2006\Correspondence\K- SEC Letter - November 06 return - 5Dec06.doc

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Disposal - Severn Trent Property Ltd	SE Announcement	06-Nov-2006	✓				✓	Filed with SEC on 6 November 2006
Holding(s) in Company	SE Announcement	07-Nov-2006	✓				✓	Filed with SEC on 7 November 2006
Holding(s) in Company	SE Announcement	15-Nov-2006	✓				✓	Filed with SEC on 15 November 2006
88(2) - Lloyds TSB Registrars Corporate Nominee - 13,107 shares	Co House Forms	03-Nov-2006		✓				
88(2) - Various - 15.259 shares	Co House Forms	14-Nov-2006		✓				
88(2) - Lloyds TSB Registrars Corporate Nominee - 3,526 shares	Co House Forms	17-Nov-2006		✓				
EGM Resolutions	Co House Forms	03-Nov-2006		✓				
122 - Consolidation of shares	Co House Forms	03-Nov-2006		✓				

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8432	4675	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.88	£9.34	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	13,107
Name Address UK Postcode	Ordinary	
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	13,107

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 3.11.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/1538 Tel: 01903 833562
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,488	1,973	2,345
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	568p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 14.11.2006

A director / ~~secretary / administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Lloyds TSB Registrars, The Causeway Worthing, West Sussex. BN99 6DA ESP/Allotment Team/PH/5587 Tel: 01903 833406 Fax: 01903 833277 DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
Date	13	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,184	2,098	1,097
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	592p	759p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] Date 14.11.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/PH/5587 Tel: 01903 833406	Fax: 01903 833277
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	**2366619**
Company name in full	**SEVERN TRENT PLC**
	3 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	74		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	823p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 15,259
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **15,259**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] Date 14.11.2006

A director / ~~secretary / administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Lloyds TSB Registrars, The Causeway Worthing, West Sussex. BN99 6DA ESP/Allotment Team/PH/5587 Tel: 01903 833406 Fax: 01903 833277 DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2)

CHFPO83

Return of Allotment of Shares

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	11	2006	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,526		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.805		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	3,526
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**3,526**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 17.11.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E1850 Tel: 01903 833570
DX number DX exchange

G

COMPANIES FORM No. 122

Notice of consolidation, division, Sub-division, redemption or Cancellation of shares, or conversion, Re- conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold black lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 2366619

Name of company

*insert full name of company

* Severn Trent Plc

gives notice that :

the issued and unissued share capital of the Company (comprising 349,531,239 issued and 170,644,512 unissued ordinary shares of $65^{5/19}$pence) has been consolidated into 233,020,826 issued and 113,763,007 unissed new ordinary shares of $97^{17/19}$pence each, as per the attached ordinary resolution.

Insert Director Secretary Administrator Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation = Company Secretary Date 3 Nov 2006

Presentor's name address and Reference (if any):
Herbert Smith
Exchange House
Primrose Street
London
EC2A 2HS

For official Use
General Section | Post room

TUESDAY
AY703KBD
A03 07/11/2006 140
COMPANIES HOUSE

Company Number: 2366619

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTION

- of -

SEVERN TRENT PLC (THE "COMPANY")

(passed on 6 October 2006)

At an Extraordinary General Meeting of the Company held at The National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ on 6 October 2006 at 2.30 p.m. the following resolutions were duly passed by the Company:

Ordinary Resolutions

1. **THAT:**

(i) upon the recommendation of the directors of Company (the "**Directors**") and subject to and conditional upon the admission of the ordinary shares of 10 pence each in the capital of Biffa Plc (the "**Biffa Ordinary Shares**") to the Official List of the Financial Services Authority and to trading on the London Stock Exchange plc's main market for listed securities becoming effective ("**Biffa Admission**"), the Directors be and are hereby authorised to pay a dividend *in specie* of £711,326,000, being the aggregate book value of the Company's interest in Biffa Plc, such dividend to be satisfied by the transfer of the Biffa Ordinary Shares credited as fully paid to shareholders on the register of members of the Company at 6.00 p.m. on 6 October 2006 (or such other time and date as the Directors (or any duly authorised committee of them) may determine) (the "**Record Time**") in the proportion of one Biffa Ordinary Share for each ordinary share of $65^{5}/_{19}$ pence in the capital of the Company ("**Existing Severn Trent Ordinary Share**") held at that time; and

(ii) the Directors (or any person appointed by the Directors) shall be and are hereby authorised to do or procure to be done all such acts and things done on behalf of the Company and any of its subsidiaries as they consider necessary or desirable for the purpose of giving effect to the demerger of Biffa Plc (the "**Demerger**") as described in the circular to shareholders dated 13 September 2006 (the "**Circular**") and the consolidation of the Existing Severn Trent Ordinary Shares as described in the Circular and referred to in Resolution 2 below, each with such amendments, modifications, variations or revisions thereto as are not of a material nature.

2. **THAT,** subject to and conditional upon Resolution 1 becoming effective, Biffa Admission and admission of the new ordinary shares of $97^{17}/_{19}$ pence in the capital of the Company ("**New Severn Trent Ordinary Shares**") to the Official List of the Financial Services Authority and to trading on the London Stock Exchange plc's main market for listed securities ("**Severn Trent Admission**"):

(i) every one Existing Severn Trent Ordinary Share in issue at the Record Time shall be sub-divided into 2 ordinary shares of $32^{12}/_{19}$ pence each in the capital of the

Company (each a "**Sub-divided Severn Trent Ordinary Share**") and forthwith upon such sub-division every 3 Sub-divided Severn Trent Ordinary Shares shall be consolidated into one New Severn Trent Ordinary Share and all fractional entitlements arising from such sub-division and consolidation shall be aggregated into New Severn Trent Ordinary Shares and, as soon as practicable after Severn Trent Admission, sold in the open market at the best price reasonably obtainable and the aggregate proceeds (net of expenses) remitted to those entitled; and

(ii) all of the authorised but unissued Existing Severn Trent Ordinary Shares at the Record Time shall be consolidated into one undesignated share of a nominal value equal to the aggregate nominal amount of the unissued Existing Severn Trent Ordinary Shares so consolidated and forthwith on such consolidation the said undesignated share shall be sub-divided into such number of New Severn Trent Ordinary Shares as is equal to the nominal value of such undesignated share divided by $97^{17}/_{19}$, provided that any fraction of such unissued New Severn Trent Ordinary Shares arising from the sub-division shall be cancelled pursuant to section 121(2)(e) of the Companies Act 1985 (as amended) (the "**Act**").

3. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the Biffa Long Term Incentive Plan, the principal terms of which are summarised at paragraph 1 of Part V of the Circular, be and is hereby approved.

4. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the Biffa Sharesave Scheme, the principal terms of which are summarised at paragraph 2 of Part V of the Circular, be and is hereby approved.

5. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the Biffa Share Incentive Plan, the principal terms of which are summarised at paragraph 3 of Part V of the Circular, be and is hereby approved.

6. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the authority be conferred on the Directors to allot relevant securities (as defined in section 80(2) of the Act) for the period ending on the date of the Company's Annual General Meeting in 2007 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked. The maximum aggregate nominal amount of relevant securities which the Directors may allot during this period shall be £75,993,129 representing approximately 33 per cent. of the total issued ordinary share capital of the Company as at 7 September 2006.

Special Resolutions

7. **THAT,** subject to and conditional upon Resolutions 1, 2 and 6 becoming effective, the Directors be authorised to disapply the pre-emption provisions of section 89 of the Act and to allot equity securities (as defined in section 94 of the Act) for cash pursuant to Resolution 6 or by way of a sale of treasury shares as if section 89(1) of the Act did not apply to any such allotment (such authority to expire on the date of the Company's Annual General meeting in 2007 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired), such authority being limited to:

(i) the allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of New Severn Trent Ordinary Shares made in proportion (as nearly as may be) to their existing holdings of New Severn Trent Ordinary Shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient: (1) to deal with equity securities representing fractional entitlements; and (2) to deal with legal or practical problems under the laws of any territory or the requirements of any recognised regulatory body or any stock exchange, or any other matter whatsoever; and

(ii) the allotment of equity securities for cash, otherwise than pursuant to paragraph (i) above, up to an aggregate nominal amount of £11,398,969 representing approximately five per cent. of the total issued ordinary share capital of the Company as at 7 September 2006;

and all unexercised authorities previously granted to the Directors to disapply the pre-emption provisions of section 89 of the Act and to allot equity securities (as defined in section 94 of the Act) for cash be and are hereby revoked.

8. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Act) of New Severn Trent Ordinary Shares, provided that: (i) the maximum number of New Severn Trent Ordinary Shares that may be acquired shall not exceed 10 per cent. of the aggregate number of New Severn Trent Ordinary Shares in issue immediately following Severn Trent admission; (ii) the Company may not pay less than $97^{17}/_{19}$ pence for each New Severn Trent Ordinary Share, being the nominal value of such New Severn Trent Ordinary Shares; (iii) the Company may not pay, in respect of each New Severn Trent Ordinary Share, more than 5% over the average of the middle market price of a New Severn Trent Ordinary Share based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the Company agrees to buy such New Severn Trent Ordinary Shares; and (iv) this authority will last until the Company's Annual General Meeting in 2007 save that the Company may agree, before the authority ends, to purchase New Severn Trent Ordinary Shares where the purchase is or may be completed (fully or partly) after the authority ends and may purchase New Severn Trent Ordinary Shares pursuant to any such agreement.

....

CHAIRMAN OF THE MEETING